FOR IMMEDIATE RELEASE

YOGEN FRUZ WORLD-WIDE INCORPORATED

Toronto, Canada - August 31, 1998 - Yogen Fruz World-Wide Incorporated (TSE:
YF.A) today confirmed, at the request of The Toronto Stock Exchange, that it continues to pursue potential strategic acquisitions. However, there can be no assurance that any acquisition being considered by the Company will ultimately be completed.




For further information contact:

Michael Serruya/Richard E. Smith
Co-President and Co-Chief Executive Officer
Yogen Fruz World-Wide Incorporated
Tel: 905-479-8762/Tel: 516-737-9700
Fax: 905-479-5235/Fax: 516-737-9792